UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

TITANIUM INTELLIGENCE, INC.
(Exact name of registrant as specified in its corporate charter)

000-50071
Commission File No.

NEVADA	27-0019071
(State of Incorporation)	(IRS Employer
Identification No.)

#600 – 625 Howe Street, Vancouver, British Columbia V6C 2T6
(Address of principal executive offices)

(604) 683 6648
(Issuer's telephone number)

TITANIUM INTELLIGENCE, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about January 21, 2004 to the holders of shares of common stock, par value $0.001 per share (the "Common Stock") of Titanium Intelligence, Inc., a Nevada corporation (the "Company" or “Titanium”). On January 19, 2004, the Company entered into an Agreement and Plan of Merger among the Company, Liberty Star Gold Corp. (“Liberty Star Nevada”), Liberty Star Acquisition Corp. (“Liberty Star Acquisition”), Alaska Star Minerals LLC (“Alaska Star”), James Briscoe and Paul Matysek (the “Merger Agreement”), for the merger of Liberty Star Nevada and Liberty Star Acquisition (the “Merger”).

The Merger Agreement anticipates that Liberty Star Acquisition will merge with Liberty Star Nevada and upon completion of the Merger, the Company will issue of an aggregate of approximately 17,500,000 shares of the Company’s Common Stock to Alaska Star, which will represent approximately 46.6% of the Company's outstanding shares upon closing. The terms and conditions of the Merger Agreement are summarized below under the heading “THE MERGER AGREEMENT”.

As a condition to the closing under the Merger Agreement, the Company's current board of directors will appoint James Briscoe and Jon Young as members of the Company's board of directors on closing, and then, with the exception of Gary Musil, tender their respective resignations as directors and officers of the Company to be effective ten days after the delivery of this Information Statement. Following the effective date of the resignation of two of Chen (Jason) Wu and Paulo Martins, James Briscoe and Jon Young will be appointed as directors of the Company and the board of directors of the Company will be comprised of Gary Musil, James Briscoe and Jon Young. The change of the Company’s board of directors will not take effect until at least ten days after this Information Statement is mailed or delivered to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

Upon completion of this reorganization, Titanium has agreed to change its corporate name to “Liberty Star Gold Corp.”, which name change will be effected by merging Liberty Star Nevada into Titanium.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

THE MERGER AGREEMENT

The Merger Agreement is summarized as follows:

Liberty Star Nevada

Liberty Star Nevada was incorporated on January 14, 2004 under the laws of the State of Nevada. Liberty Star Nevada was incorporated primarily for the purpose of completing the merger of Liberty Star Nevada under the Merger Agreement. Liberty Star Nevada’s primary asset consists of its 100% shareholding in Big Chunk Corp., an Alaska Corporation, which is the owner of certain mineral claims located in Alaska, as further described below. James Briscoe and Paul Matysek are the beneficial owners of Alaska Star, the sole shareholder of Liberty Star Nevada.

Liberty Star Acquisition

Liberty Star Acquisition was incorporated under the laws of the State of Nevada on January 14, 2004. Liberty Star Acquisition is a wholly owned subsidiary of the Company. Liberty Star Acquisition was incorporated for the purposes of completing the merger of Liberty Star Nevada under the Merger Agreement.

The Merger Agreement

The Merger Agreement contemplates the merger of Liberty Star Nevada and Liberty Star Acquisition with Liberty Star Acquisition as the surviving corporation (the “Merger”). On completion of the Merger, Titanium will issue shares of Titanium Common Stock to Alaska Star, the sole shareholder of Liberty Star Nevada, on the basis of 8.75 shares of Titanium Common Stock for each share of Liberty Star Nevada common stock held. There are presently 2,000,000 shares of Liberty Star Nevada common stock issued and outstanding. Accordingly, Titanium will issue 17,500,000 shares of Titanium Common Stock to Alaska Star, the sole shareholder of Liberty Star Nevada. Shareholders of Liberty Star Nevada are entitled to exercise dissent rights under Nevada law.

The shares of Titanium Common Stock to be issued to Liberty Star Nevada’s stockholder on completion of the Merger will not be registered with the Securities and Exchange Commission (the “SEC”) or the securities commission of any U.S. state, and will be issued in reliance upon exemptions from registration under the U.S. Securities Act of 1933, as amended (the "1933 Act").

Conditions Precedent to the Merger

The Merger Agreement is subject to satisfaction of conditions precedent to closing as set forth in the agreement. The conditions precedent to the obligations of Liberty Star Nevada to complete the Merger and the obligations of the sole shareholder of Liberty Star Nevada to complete the sale of its shares to Titanium include, but are not limited to, the following:

1.	Liberty Star Nevada will have received the resignations of the board of directors of Titanium, including Chen (Jason) Wu and Paulo Martins.

2.	Liberty Star Nevada will have received a signed resolution of the board of directors of Titanium appointing James Briscoe and Jon Young to the board of Titanium.

Closing of the Merger Agreement

The closing date for the closing of the Merger Agreement is on January 29, 2004, subject to the satisfaction of the conditions precedent to closing by that date. In the event that the closing does not occur by January 29, 2004, then the Merger Agreement will terminate unless extended by written agreement.

Upon closing of the Merger Agreement, Titanium will have been reorganized as follows:

1.	Titanium’s issued and outstanding shares will consist of 37,500,000 shares of Titanium Common Stock;

2.	Titanium will own Liberty Star Nevada as a wholly owned subsidiary through the merger of Liberty Star Nevada and Liberty Star Acquisition;

3.	The former shareholder of Liberty Star Nevada will own 17,500,000 shares of Titanium Common Stock, representing 46.6% of the issued and outstanding shares of Titanium; and

4.	The board of directors of Titanium will be comprised of Gary Musil, James Briscoe and Jon Young.

Upon completion of this reorganization, Titanium has agreed to change its corporate name to “Liberty Star Gold Corp.”, which name change will be effected by merging Liberty Star Nevada into Titanium.

Due to conditions precedent to closing, as outlined above, and the risk that these conditions precedent will not be satisfied, there is no assurance that Titanium will complete the merger of Liberty Star Acquisition Corp. and Liberty Star Nevada as planned.

Description of the Business of Liberty Star Nevada

Liberty Star Nevada’s primary asset consists of its 100% shareholding in Big Chunk Corp., an Alaska Corporation, which is the owner of certain mineral claims located in Alaska, as further described below. James Briscoe and Paul Matysek are the beneficial owners of Alaska Star, the sole shareholder of Liberty Star Nevada. Big Chunk Corp. currently holds 981 mineral claims, spanning 237 square miles in the Iliamna region of southwestern Alaska. The property is currently undergoing an air magnetic geophysical program and an initial exploration program relating to the property is expected to commence in early to mid 2004.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

1.	Voting Securities of the Company

On January 19, 2004, there were 20,000,000 shares of the Company’s Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

2.	Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our Common Stock owned beneficially as of January 19, 2004 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors and each of our named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of class	Name and address of beneficial owner	Number of Shares of Common Stock	Percentage of Common Stock(1)
CURRENT OFFICERS AND DIRECTORS
Common Stock	Gary Musil 3577 Marshall St., Vancouver, British Columbia V5N 4S2	320,000 shares	1.6%
Common Stock	Paulo Martins Rue de Ceuta, 2 ESQ Linda A Velha, 2795 Linda A Velha, Portugal	800,000 shares	4%
Common Stock	Chen (Jason) Wu 12-610 Baihuayuan, Haoxi Road Nantong, Jiangsu, China	250,000 shares	1.2%

Title of class	Name and address of beneficial owner	Number of Shares of Common Stock	Percentage of Common Stock(1)
Common Stock	Qi (Alan) Zhuang 8th Fenghuang Road Huzhou, Zhejiang, China	1,000,000 shares	5%
Common Stock	All Officers and Directors as a Group (3 persons)	1,370,000 shares	6.8%
PROPOSED OFFICERS AND DIRECTORS
Common Stock	James Briscoe 5610 E. Sutler Lane Tucson, Arizona 85712 USA	Nil shares	0%(2)
Common Stock	Jon Young 3443 N. Campbell Avenue Tucson, Arizona 85719	Nil shares	0%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on January 19, 2004. As of January 19, 2004, there were 20,000,000 shares of our Common Stock issued and outstanding.

(2)	Upon completion of the Merger, Alaska Star will receive 17,500,000 shares in the capital of the Company. James Briscoe and Paul Matysek are the beneficial owners of Alaska Star.

3.	Changes in Control

There will be a change in control of the Company upon completion of the transactions contemplated by the Merger Agreement. The board of directors of Titanium will be comprised of Gary Musil, James Briscoe and Jon Young. The current board of directors of the Company, namely Chen (Jason) Wu and Paulo Martins, will have resigned as directors and officers of the Company. The former shareholder of Liberty Star Nevada will own 17,500,000 shares of Titanium Common Stock, representing 46.6% of the issued and outstanding shares of Titanium.

DIRECTORS AND EXECUTIVE OFFICERS

James Briscoe and Jon Young will be appointed as directors of the Company on closing of the Merger Agreement. Chen (Jason) Wu and Paulo Martins will resign as directors on closing.

The following tables set forth information regarding the Company’s current executive officers and directors:

Name	Age	Position with the	Date First Elected or
		Company	Appointed

Gary Musil	54	Director, Chief	Director, Chief Financial
		Executive Officer, Chief	Officer, Chief Executive
		Financial Officer,	Officer, President,
		President, Secretary,	Secretary and
		and Treasurer	Treasurer since
October 23, 2003

Paulo Martins	30	Director	Director since August
20, 2001

Chen (Jason) Wu	27	Director, Chief Financial	Director since August
		Officer, Treasurer and	20, 2001, Chief
		Secretary	Financial Officer and
Secretary since
September 25, 2001,
Treasurer since July 8,
2001

Gary Musil, President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director

Mr. Gary Musil was appointed as one of our directors on October 23, 2003. Our board of directors also appointed Mr. Musil as our president, chief executive officer, chief financial officer, secretary and treasurer as of October 23, 2003. Mr. Musil brings more than 30 years of management and financial consulting experience to the Company and has served as an officer and director on numerous public mining companies since 1988. This experience has resulted in his overseeing exploration projects in Peru, Chile, Eastern Europe (Slovak Republic), British Columbia, Ontario, Quebec and New Brunswick (Canada). Prior to this, he was employed for 15 years with Dickenson Mines Ltd. and Kam-Kotia Mines Ltd. as a controller for the producing silver/lead/zinc mine in the interior of British Columbia, Canada. Mr. Musil currently serves as an officer/director of three TSX Venture Exchange public companies.

Paulo Martins, Director

Paulo Martins is a director of the Company. Mr. Martins has gained experience in financial and business management through investing in start up companies like Titanium Holdings Inc. and Titanium Ventures Inc. from 1999 to 2001. His participation in Titanium Holdings Inc. and Titanium Ventures Inc. includes developing fund raising strategies, securing credit lines and negotiating business combination transactions such as mergers, acquisitions and joint ventures. Since 1999, Mr. Martins has served as the Chairman of the Board and the President of Titanium Development, Inc., a property and construction company. Since 2000, he has also been one of the major investors of Avance Venture Corp., a company whose common shares are listed on the TSX Venture Exchange. Avance Venture Corp. is a junior natural resource and mining company engaged in the acquisition and exploration of mineral and oil and gas properties in Canada. Prior to 1999 and since 1996, Mr. Martins operated a business which focussed on the renovation and landscaping of residential homes. Between 1996 and 1999, Mr. Martins operated this business as a sole proprietorship and in 1999, he incorporated the business under the name of Titanium Development, Inc.

Chen (Jason) Wu, Director

Chen (Jason) Wu was educated in Shanghai, China and obtained a bachelor degree in 1997 in International Trade and Economy from the Shanghai Maritime University. From 1997 to 1998, Mr. Wu served as the e-commerce project manager for the China Chamber of Commerce of Medicines & Health Products Importers & Exporters and assisted the organization to set up one of the first e-commerce websites in China. From 1999 to 2000, he worked as an independent business consultant for Bowen

Technologies Inc., a Taiwanese company, and was responsible for introducing the fingerprint based technology for employee management & data collection system to the Chinese market. Since 1997, Mr. Wu has developed meaningful experience in establishing collaborations between Chinese businesses and American and Canadian enterprises. One collaboration in which Mr. Wu participated in 2000 was the joint venture between Corinex Communications Corp., a Canadian company, and its Chinese partner, the COSCO Group, for the distribution of communication equipment in China. Mr. Wu assisted Corinex Communications by introducing the technology to the COSCO Group, participating in the demonstration of the technology and participating in the negotiation between Corinex Communications and the COSCO Group regarding the distribution rights of the communication equipment in China.

The following table sets forth information regarding the Company’s proposed executive officers and directors of the Company to be appointed upon closing of the Merger Agreement:

Name, Place of Residence and Proposed Position with Titanium	Present and Principal Occupation, Business or Employment during the Last Five Years	Age	Number of Shares of the Titanium Anticipated to be Beneficially Owned on Closing
James Briscoe Tucson, Arizona CEO, Chairman Director	Mr. Briscoe is the President, CEO, Vice President Exploration, Geologist and Chairman of the Board of JABA Exploration Inc., and President, CEO and Geologist of JABA (US) Inc. From 1992-2002 Mr. Briscoe served as an officer/director of three TSX Venture Exchange public companies.	63	17,500,000(1)
Jon Young Tuscon, Arizona Director	Mr. Young is presently the CEO of Oracle Capital Advisors, Ltd. and has more than 30 years experience in providing clients with business consulting services. Mr. Young was previously president of Jon R. Young Company PC, an accounting practice limited to providing litigation support, and for 13 years was a partner with the Tucson office of KPMG Peat Marwick.	60	Nil

(1)	Upon completion of the Merger, Alaska Star will receive 17,500,000 shares in the capital of the Company. James Briscoe and Paul Matysek are the beneficial owners of Alaska Star.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described below, none of the following persons has any direct or indirect material interest in any transaction to which the Company was or is a party during the past two years, or in any proposed transaction to which the Company proposes to be a party:

(a)	any director or officer of the Company;

(b)	any proposed director of officer of the Company;

(c)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company’s Common Stock; or

(d)	any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

James Briscoe

Mr. James Briscoe is the beneficial owner of a 50% interest in Liberty Star Nevada. Mr. Briscoe will be appointed as a director of the Company upon closing of the Merger Agreement. Mr. Briscoe will acquire beneficial ownership of the 17,500,000 shares of the Company’s Common Stock to be held by Alaska Star upon completion of the Merger Agreement.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on its review of the copies of such forms received by it, the Company believes that during the fiscal year ended December 31, 2003 to the best of the Company’s knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

EXECUTIVE COMPENSATION

The following table summarizes the compensation awarded to, earned by, or paid to our President and Chief Executive Officer and other officers and directors who received annual compensation in excess of $100,000 for each of the Company’s fiscal years since incorporation on August 20, 2001.

SUMMARY COMPENSATION TABLE
			ANNUAL COMPENSATION			LONG TERM COMPENSATION
Name	Title	Year	Salary	Bonus	Other Annual Compensation	AWARDS		PAYOUTS	All Other Compen- sation
						Restricted Stock Awarded	Options/ SARs * (#)	LTIP payouts ($)
Paulo Martins Former President and CEO	Director	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gary Musil	Director, CEO, CFO, Secretary, Treasurer and President	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

By Order of the Board of Directors
TITANIUM INTELLIGENCE, INC.

Dated: January 21, 2004	By:	/s/ Gary Musil

Gary Musil
President